Filed Pursuant to Rule 253(g)(2)

File No. 024-12289

SUPPLEMENT NO. 7 DATED AUGUST 5, 2025

MASTERWORKS VAULT 3, LLC

This Supplement No. 7 dated August 5, 2025 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 3, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on June 27, 2023, as amended by Post-Qualification Amendment No. 1 filed on August 4, 2023, Post-Qualification Amendment No. 2 filed on September 13, 2023, Post-Qualification Amendment No. 3 filed on September 25, 2023, Post-Qualification Amendment No. 4 filed on October 23, 2023, Post-Qualification Amendment No. 5 filed on January 8, 2024, Post-Qualification Amendment No. 6 filed on January 23, 2024, Post-Qualification Amendment No. 7 filed on March 6, 2024, Post-Qualification Amendment No. 8 filed on March 19, 2024, Post-Qualification Amendment No. 9 filed on April 2, 2024, Post-Qualification Amendment No. 10 filed on April 22, 2024, Post-Qualification Amendment No. 11 filed on May 28, 2024, Post-Qualification Amendment No. 12 filed on July 10, 2024, Post-Qualification Amendment No. 13 filed on September 3, 2024, Post-Qualification Amendment No. 14 filed on December 26, 2024, Post-Qualification Amendment No. 15 filed on January 17, 2025, Post-Qualification Amendment No. 16 filed on February 13, 2025, Post-Qualification Amendment No. 17 filed on February 28, 2025, Post-Qualification Amendment No. 19 filed on March 20, 2025, Post-Qualification Amendment No. 20 filed on April 8, 2025, Post-Qualification Amendment No. 21 filed on May 2, 2025 and Post-Qualification Amendment No. 22 filed on May 20, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.23
Hernan Bas	N/A
Mark Bradford	N/A
Cecily Brown	1.19
George Condo	0.68
Lynne Mapp Drexler	N/A
Helen Frankenthaler	1.59
Sam Gilliam	0.75
Yayoi Kusama	1.07
Simone Leigh	N/A
Julie Mehretu	N/A
Yoshitomo Nara	1.23
Laura Owens	N/A
Park Seo-Bo	N/A
Henry Taylor	N/A
Martin Wong	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	56.5%	$1,591	November 18, 2003	$25,475,922	June 30, 2025
Hernan Bas	19.4%	$90,000	May 11, 2006	$2,686,530	June 30, 2025
Mark Bradford	29.1%	$170,500	November 13, 2008	$11,970,266	June 30, 2025
Cecily Brown	19.2%	$90,000	November 13, 2000	$6,776,200	June 30, 2025
George Condo	21.8%	$3,000	May 6, 1986	$6,864,697	June 30, 2025
Lynne Mapp Drexler	35.7%	$180	October 26, 1995	$1,560,000	June 30, 2025
Helen Frankenthaler	12.1%	$72,000	May 9, 1984	$7,895,300	June 30, 2025
Sam Gilliam	22.2%	$3,720	March 20, 1993	$2,429,000	June 30, 2025
Yayoi Kusama	23.0%	$12,000	October 9, 1992	$10,496,000	June 30, 2025
Simone Leigh	89.6%	$43,750	November 17, 2017	$5,737,000	June 30, 2025
Julie Mehretu	25.6%	$74,310	September 23, 2003	$10,737,500	June 30, 2025
Yoshitomo Nara	32.7%	$36,000	May 15, 2002	$24,950,276	June 30, 2025
Laura Owens	23.9%	$9,000	November 17, 2000	$1,755,000	June 30, 2025
Park Seo-Bo	34.7%	$8,400	March 28, 2006	$2,613,120	June 30, 2025
Henry Taylor	37.9%	$8,125	September 12, 2007	$2,480,000	June 30, 2025
Martin Wong	29.3%	$3,120	February 20, 2001	$1,623,000	June 30, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.2%	32	February 7, 2007	March 6, 2025
Hernan Bas	N/A	N/A	N/A	N/A
Mark Bradford	N/A	N/A	N/A	N/A
Cecily Brown	17.1%	38	November 14, 2000	March 5, 2025
George Condo	14.6%	103	May 8, 1996	June 26, 2025
Lynne Mapp Drexler	N/A	N/A	N/A	N/A
Helen Frankenthaler	14.3%	29	November 21, 1996	May 15, 2025
Sam Gilliam	16.9%	20	September 21, 2003	May 16, 2025
Yayoi Kusama	20.3%	195	March 11, 1998	May 27, 2025
Simone Leigh	N/A	N/A	N/A	N/A
Julie Mehretu	N/A	N/A	N/A	N/A
Yoshitomo Nara	18.0%	79	September 23, 2003	May 20, 2025
Laura Owens	N/A	N/A	N/A	N/A
Park Seo-Bo	N/A	N/A	N/A	N/A
Henry Taylor	N/A	N/A	N/A	N/A
Martin Wong	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Hernan Bas	Emerging
Mark Bradford	Emerging
Cecily Brown	Established
George Condo	Established
Lynne Mapp Drexler	Emerging
Helen Frankenthaler	Established
Sam Gilliam	Emerging
Yayoi Kusama	Mature
Simone Leigh	Emerging
Julie Mehretu	Established
Yoshitomo Nara	Established
Laura Owens	Emerging
Park Seo-Bo	Emerging
Henry Taylor	Emerging
Martin Wong	Emerging